UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*
GenTek, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37245X203
(CUSIP Number)

David C. Abrams
c/o Abrams Capital, LLC 222 Berkeley Street, 22nd Floor
Boston MA 02116
(617) 646-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  90341G-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Abrams Capital Partners II, L.P. Abrams Capital, LLC Pamet Capital Management, L.P. Pamet Capital Management, LLC David Abrams
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.

Citizenship or Place of Organization

Abrams Capital Partners II, L.P. - Delaware

Abrams Capital, LLC - Delaware

Pamet Capital Management, L.P. - Delaware

Pamet Capital Management, LLC - Delaware

David Abrams - United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power**

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Pamet Capital Management, L.P. - 0 shares

Pamet Capital Management, LLC - 0 shares

David Abrams - 0 shares

	8.

Shared Voting Power**

Abrams Capital Partners II, L.P. -1,770,045 (See Item 5)

Abrams Capital, LLC - 2,241,853 (See Item 5)

Pamet Capital Management, L.P. – 2,411,508 (See Item 5)

Pamet Capital Management, LLC - 2,441,508 (See Item 5)

David Abrams - 2,441,508 (See Item 5)

	9.

Sole Dispositive Power**

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Pamet Capital Management, L.P. - 0 shares

Pamet Capital Management, LLC - 0 shares

David Abrams - 0 shares

	10.

Shared Dispositive Power**

Abrams Capital Partners II, L.P. - 1,770,045 (See Item 5)

Abrams Capital, LLC - 2,241,853 (See Item 5)

Pamet Capital Management, L.P. – 2,411,508 (See Item 5)

Pamet Capital Management, LLC - 2,411,508 (See Item 5)

David Abrams - 2,411,508 (See Item 5)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person**

Abrams Capital Partners II, L.P. – 1,770,045 (See Item 5)

Abrams Capital, LLC - 2,241,853 (See Item 5)

Pamet Capital Management, L.P. – 2,411,508 (See Item 5)

Pamet Capital Management, LLC - 2,411,508 (See Item 5)

David Abrams - 2,411,508 (See Item 5)

** Shares reported herein for Abrams Capital Partners II, L.P. (“ACP II”) represent 800,849 shares of common stock and an aggregate of 969,196 shares issuable upon the exercise of Tranche B Warrants and Tranche C Warrants beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC represent (i) the above-referenced shares beneficially owned by ACP II and (ii) an aggregate of 204,600 shares of common stock and an aggregate of 267,208 shares issuable upon the exercise of Tranche B and Tranche C Warrants beneficially owned by certain private investment funds. Abrams Capital, LLC is the general partner of ACP II and of such private investment funds. Shares reported herein for David Abrams, Pamet Capital Management, L.P. (“Pamet LP”) and Pamet Capital Management, LLC (“Pamet LLC”) represent (i) the above-referenced shares beneficially owned by Abrams Capital, LLC and (ii) 70,700 shares of common stock and an aggregate of 98,955 shares issuable upon the exercise of Tranche B and Tranche C Warrants beneficially owned by certain private investment funds of which Pamet LP is investment manager and, in some cases, of which Abrams Capital, LLC is general partner. Pamet LLC is the general partner of Pamet LP. Mr. Abrams is the managing member of Abrams Capital, LLC and Pamet LLC. Each of the Tranche B Warrants and Tranche C Warrants is exercisable for a number of shares equal to the product of the face number of such warrant times 3.2275. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.

Percent of Class Represented by Amount in Row (11)

Abrams Capital Partners II, L.P. 15.26% (See Item 5)

Abrams Capital, LLC - 19.73% (See Item 5)

Pamet Capital Management, L.P. – 20.16% (See Item 5)

Pamet Capital Management, LLC - 20.16% (See Item 5)

David Abrams - 20.16% (See Item 5)

14.

Type of Reporting Person (See Instructions)

Abrams Capital Partners II, L.P. – OO (Limited Partnership)

Abrams Capital, LLC – OO (Limited Liability Company)

Pamet Capital Management, L.P. – OO (Limited Partnership)

Pamet Capital Management, LLC – OO (Limited Liability Company)

David Abrams – IN

Item 1.	Security and Issuer

Title of Class of Equity Securities: This statement relates to certain shares of common stock, par value $0.01 per share (“Shares”), of GenTek, Inc. (the “Issuer”), a Delaware corporation with principal offices at 90 East Halsey Road, Parsippany, NJ 07054.

Item 2.	Identity and Background

(a) The names of the Reporting Persons filing this statement are Abrams Capital Partners II, L.P. (“ACP II”), Abrams Capital, LLC (“Abrams Capital”), Pamet Capital Management, L.P. (“Pamet L.P.”), Pamet Capital Management, LLC (“Pamet LLC”), and David C. Abrams. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is c/o Abrams Capital, LLC, 222 Berkeley Street, 22nd Floor, Boston MA 02116.

(c) ACP II is a Delaware limited partnership formed for the purpose of making investments. The principal business of Abrams LLC is serving as the general partner of ACP II and certain other private investment funds. The principal business of Pamet L.P. is providing investment management services to ACP II and certain other private investment funds. The principal business of Pamet LLC is serving as general partner of Pamet L.P. Mr. Abrams’s principal occupation is serving as managing member of investment management companies and related entities.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) ACP II is a Delaware limited partnership. Abrams Capital is a Delaware limited liability company. Pamet L.P. is a Delaware limited partnership. Pamet LLC is a Delaware limited liability company. Mr. Abrams is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

ACP II and the other private investment funds over which Mr. Abrams ultimately has voting and/or investment control (as described in Item 5 below) acquired Shares pursuant to open-market purchases.

On July 25 and 26, 2007, ACP II purchased an aggregate of 52,275 Shares at an aggregate purchase price of approximately $1,618,963, inclusive of brokerage commissions. During that same period, other private investment funds over which Mr. Abrams ultimately has voting and/or investment control purchased an aggregate of 20,100 Shares at an aggregate purchase price of $622,516, inclusive of brokerage commissions.

As described in Item 5 below, Abrams Capital, Pamet L.P., Pamet LLC and Mr. Abrams beneficially own shares held by ACP II and/or such other private investment funds. ACP II and each such other private investment fund used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.	Purpose of Transaction

Abrams Capital intends to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (a) retention of the Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (b) acquisition or disposition of beneficial ownership of the Issuer’s securities in the open market, in privately negotiated transactions or otherwise, (c) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (d) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (e) changes in the present board of directors or management of the Issuer; (f) a material change in the present capitalization or dividend policy of the Issuer (g) other material changes in the Issuer’s business or corporate structure; (h) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by an person; (i) causing any class of the Issuer’s securities to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (j) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (k) any action similar to those enumerated above, which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Abrams Capital reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (k) of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) 1,770,044 Shares (inclusive of shares acquired upon exercise of warrants), representing beneficial ownership of approximately 15.26% of the Shares (based on information provided by the Issuer), are held by ACP II, of which Abrams Capital is the general partner and of which Pamet L.P. is the investment manager. Mr. Abrams is the managing member of Abrams Capital and of Pamet LLC, the general partner of Pamet L.P. and in such capacities has the power to vote and dispose of the Shares.

2,241,853 Shares (inclusive of Shares acquired upon exercise of warrants), representing beneficial ownership of approximately 19.73% of the Shares (based on information provided by the Issuer), are held beneficially by

Abrams Capital. Such Shares include the Shares held by ACP II and an aggregate of 471,807 Shares held by other private investment funds for which Abrams Capital serves as general partner. Mr. Abrams is the managing member of Abrams LLC and in such capacity has the power to vote and dispose of the Shares.

2,411,508 Shares (inclusive of Shares acquired upon exercise of warrants), representing beneficial ownership of approximately 20.16% of the Shares (based on information provided by the Issuer), are held beneficially by Pamet L.P. Such Shares include the Shares held by ACP II and an aggregate of 641,463 Shares held by other private investment funds for which Pamet L.P. serves as investment manager. Mr. Abrams is the managing member of Pamet LLC, the general partner of Pamet L.P., and in such capacity has the power to vote and dispose of the Shares.

2,411,508 Shares (inclusive of Shares acquired upon exercise of warrants), representing beneficial ownership of approximately 20.16% of the Shares (based on information provided by the Issuer), are held beneficially by Pamet LLC. Such Shares represent the Shares held beneficially by Pamet L.P., of which Pamet LLC is the general partner. Mr. Abrams is the managing member of Pamet LLC and in such capacity has the power to vote and dispose of the Shares.

2,411,508 Shares (inclusive of Shares acquired upon exercise of warrants), representing beneficial ownership of approximately 20.16% of the Shares (based on information provided by the Issuer), are held beneficially by Mr. Abrams. Such Shares include the Shares held beneficially by Abrams Capital and by Pamet LLC. Mr. Abrams is the managing member of Abrams Capital and of Pamet LLC and in such capacities has the power to vote and dispose of the Shares.

Each of the Reporting Persons disclaims beneficial ownership of all of the above-described shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

(c) See Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of ACP II and the other private investment funds for which Abrams Capital serves as general partner and/or Pamet L.P. serves as investment manager may, from time to time, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to securities of the Issuer. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying securities of the Issuer (other than Shares beneficially owned by any Reporting Person) and, accordingly, the Reporting Persons disclaim beneficial ownership of any such underlying securities of the Issuer (other than Shares beneficially owned by any Reporting Person). Except as set forth in Item 4 of this Schedule 13D and as previously disclosed, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 7.1

Agreement, dated as of July 24, 2006, by and among ACP II, Abrams Capital, Pamet L.P., Pamet LLC and David Abrams (incorporated by reference to Exhibit 1 to the Schedule 13G relating to the Issuer filed by the Reporting Persons on July 24, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2007

ABRAMS CAPITAL PARTNERS II, L.P.
By:	Abrams Capital, LLC, its General Partner
By:	/s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL, LLC
By:	Abrams Capital, LLC, its General Partner
By:	/s/ David Abrams
David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, L.P.
By:	Pamet Capital Management, LLC, its General Partner
By:	/s/ David Abrams
David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, LLC
By:	/s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS
By:	/s/ David Abrams
David Abrams, Individually